Room 4561
Via fax (954) 331-7235

August 21, 2008

Scott Scherr
Chief Executive Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, FL 33326

> **Re:** **The Ultimate Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 13, 2008**
> **File no. 0-24347**

Dear Mr. Scherr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief